Filed pursuant to 424(b)(3)
Registration No. 333-229136
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 3 DATED OCTOBER 15, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 13, 2019, and Supplement No. 2, dated October 10, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of November 1, 2019;

•	the calculation of our September 30, 2019 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	distributions for the month of September 2019; and

•	updated experts information.

•	NOVEMBER 1, 2019 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions to be accepted as of November 1, 2019 (and distribution reinvestment plan issuances following the close of business on October 31, 2019 and share redemptions as of October 31, 2019) is as follows:

Share Class	Transaction Price (per share)	Offering Price (per share)
Class T	$10.0587	$10.5327
Class W	$10.0587	$10.0587
Class I	$10.0587	$10.0587
The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2019. A calculation of the NAV per share is set forth in the section of this Supplement titled “September 30, 2019 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	SEPTEMBER 30, 2019 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by the Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held directly or indirectly by the Sponsor, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

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The following table sets forth the components of Aggregate Fund NAV as of September 30, 2019 and August 31, 2019:

	As of
(in thousands)	September 30, 2019	August 31, 2019
Real estate properties	$807,050	$677,450
Cash and other assets, net of other liabilities	34,251	37,778
Debt obligations	(393,374)	(297,390)
Aggregate Fund NAV	$447,927	$417,838
Total Fund Interests outstanding	44,531	41,648
The following table sets forth the NAV per Fund Interest as of September 30, 2019 and August 31, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class W Shares	Class I Shares	OP Units
As of September 30, 2019
Monthly NAV	$447,927	$414,878	$22,181	$10,145	$723
Fund Interests outstanding	44,531	41,245	2,205	1,009	72
NAV Per Fund Interest	$10.0587	$10.0587	$10.0587	$10.0587	$10.0587
As of August 31, 2019
Monthly NAV	$417,838	$388,829	$19,037	$9,251	$721
Fund Interests outstanding	41,648	38,757	1,897	922	72
NAV Per Fund Interest	$10.0326	$10.0326	$10.0326	$10.0326	$10.0326
Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of September 30, 2019, we estimated approximately $15.9 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.
The valuation for our real properties as of September 30, 2019 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Basis
Exit capitalization rate	5.5%
Discount rate / internal rate of return	6.5%
Holding period of real properties (years)	10.0
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.3%
	0.25% increase	(3.0)%
Discount rate (weighted-average)	0.25% decrease	2.0%
	0.25% increase	(2.0)%
The valuation of our debt obligations as of September 30, 2019 was calculated in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best

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estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the September 30, 2019 valuation was 3.34%.
A change in the market interest rates used could impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 25 basis points would increase the fair value of our debt obligations by approximately 0.16%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 25 basis points would decrease the fair value of our debt obligations by approximately 0.68%.

•	SEPTEMBER 2019 DISTRIBUTIONS
We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of September 2019. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
Month	Pay Date	Class T Share	Class W Share	Class I Share
September 2019	10/1/2019	$0.037	$0.041	$0.045

•	EXPERTS
The statements included in this Supplement under the section titled “September 30, 2019 NAV Per Share” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

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